FOR IMMEDIATE RELEASE                        Contact: Guy T. Marcus
January 22, 1997                                      Vice President-Inv. Rel.
                                                      (214) 978-2691

                    HALLIBURTON FOURTH QUARTER UP 37 PERCENT

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today reported 1996 fourth quarter net income of $107.6 million ($.85 per share), an increase of 37 percent compared to 1995 fourth quarter results. Total 1996 fourth quarter revenues were $2.0 billion, 25 percent higher than the year earlier quarter. Both of Halliburton's business segments contributed to the increased revenues and operating income.

     For the year of 1996, Halliburton's net income was $300.4 million ($2.38 per share) compared to 1995 earnings of $183.7 million ($1.47 per share). The acquisition of Landmark Graphics Corporation diluted Halliburton's earnings by $.21 per share prior to its acquisition and by $.01 per share for the 1996 fourth quarter. Halliburton's revenues for the full year of 1996 totalled $7.4 billion, an increase of 26 percent compared to 1995 revenues.

     Halliburton's financial results now include Landmark Graphics Corporation which was acquired on October 4, 1996. The acquisition is accounted for using the "pooling of interests" method of accounting for business combinations and, as a result, financial results for 1996 and prior years have been restated.

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Also,financial statements have been restated to reflect the realignment of Brown
& Root Energy Services' operations which are now associated with the Energy Services business segment.

     The Energy Services business segment's 1996 fourth quarter revenues were $1.3 billion, an increase of 33 percent compared to the 1995 fourth quarter. Strong growth was experienced by three of the segment's business units --- Halliburton Energy Services, Brown & Root Energy Services and Landmark. A fourth unit, Halliburton Energy Development, was formed during 1996 to create new business opportunities for development, production and operations of oil and gas fields by integrating the broad range of Halliburton's capabilities, and it will begin making a financial contribution in 1997.

     Energy Services' operating income increased 40 percent to $159.7 million in the 1996 fourth quarter compared to the year ago quarter. The strong profit improvement is largely attributable to the segment's higher revenue base, particularly in the North America, Latin America and Europe and Africa geographic regions.

     The Engineering and Construction Services business segment's 1996 fourth quarter revenues were $713.8 million, an increase of 14 percent compared to the same 1995 quarter. The segment's operating income for the most recent quarter was $21.6 million, up 12 percent from the year earlier quarter. The revenues and

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operating income increases are largely  attributable to improved  performance by the manufacturing, industrial, petroleum and chemical business units.

     Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "1996 was a successful year in building Halliburton's earnings and shareholder value. The expected positive impact of many of the initiatives implemented during the year will be recognized in future years.

     "We are continuing to focus on growing Halliburton's business base through the introduction of new technologies, developing new lines of business and making strategic acquisitions.

     "In addition to growth, we continue to place great emphasis on improving operating efficiency and lowering costs. During 1996 we initiated programs to streamline portions of the business, realign business units to better meet customer needs, and optimize utilization of common processes and support services company-wide.

     "I am confident that the programs and initiatives will continue to strengthen Halliburton's position in meeting the needs of the market place and enhance financial performance in 1997 and future years."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

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

                               HALLIBURTON COMPANY
                      CONSOLIDATED STATEMENTS OF INCOME**
                                   (UNAUDITED)
                               Quarter Ended         Twelve Months Ended
                                December 31              December 31
                            ----------------------   ----------------------
                               1996        1995         1996        1995
                            ----------  ----------   ----------  ----------
                            Millions of dollars except per share data
Revenues
 Energy services            $  1,275.9  $    961.5   $  4,286.3  $  3,604.0
 Engineering and
  construction services          713.8       626.1      3,098.8     2,278.9
                            ----------  ----------   ----------  ----------
  Total revenues            $  1,989.7  $  1,587.6   $  7,385.1  $  5,882.9
                            ==========  ==========   ==========  ==========
Operating income
 Energy services            $    159.7  $    113.8   $    484.4  $    398.2
 Engineering and
  construction services           21.6        19.3         53.7        44.6
 Special charges                    -           -         (85.8)       (8.4)
 General corporate                (8.0)      (11.6)       (34.4)      (33.5)
                            ----------  ----------   ----------  ----------
  Total operating income         173.3       121.5        417.9       400.9

Interest expense                  (6.4)       (6.2)       (24.1)      (47.1)
Interest income                    2.3         4.5         14.2        32.0
Foreign currency gains (losses)   (1.2)        0.9         (3.9)        1.4
Other nonoperating, net           (0.6)       (0.0)        (0.4)       (0.3)
                            ----------  ----------   ----------  ----------
Income from continuing
 operations before income taxes  167.4       120.7        403.7       386.9

Provision
 for income taxes                (59.8)      (42.4)      (103.3)     (137.7)
                            ----------  ----------   ----------  ----------
Income from continuing
 operations                      107.6        78.3        300.4       249.2

Loss from discontinued
 operations, net of
 income taxes                       -           -            -        (65.5)
                            ----------  ----------   ----------  ----------
Net income                  $    107.6  $     78.3   $    300.4  $    183.7
                            ==========  ==========   ==========  ==========

Income (loss) per share:*
 Continuing operations      $     0.85  $     0.63   $     2.38  $     2.00
 Discontinued operations            -           -            -        (0.53)
 Net income                       0.85        0.63         2.38        1.47

Average common and common
 share equivalents
 outstanding                     126.5       125.1        126.1       124.7

* Per share amounts are based upon average number of common and common share equivalents outstanding.
** Restated for Landmark Graphics Corporation pooling of interests and realignment of business segments.

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

                         Halliburton Company
                  Supplementary Financial Information *
                            (In millions)
                                  1996
                ------------------------------------------------
                     Three months ended                   Year
                --------------------------------------   ended
                 March 31  June 30  Sept. 30   Dec. 31  Dec. 31
                --------  --------  --------  --------  --------
Revenues
HES              $ 663.2  $  721.5  $  779.0  $  897.5  $3,061.2
Landmark            43.3      54.0      46.5      67.5     211.3
BRES               165.0     249.1     288.8     310.9   1,013.8
                 -------  --------  --------  --------  --------
Energy Services    871.5   1,024.6   1,114.3   1,275.9   4,286.3
Engineering and
Construction Svcs  833.2     806.2     745.6     713.8   3,098.8
                --------  --------  --------  --------  --------
  Total         $1,704.7  $1,830.8  $1,859.9  $1,989.7  $7,385.1
                ========  ========  ========  ========  ========
Operating income
HES             $   67.3  $   92.1  $  101.9  $  133.6  $  394.9
Landmark             3.0       5.6       0.8      10.3      19.7
BRES                 8.6      30.6      14.8      15.8      69.8
                --------  --------  --------  --------  --------
Energy Services     78.9     128.3     117.5     159.7     484.4
Engineering and
Construction Svcs   13.7      (4.2)     22.6      21.6      53.7
Special charges    (12.2)        -     (73.6)        -     (85.8)
General corporate   (8.8)     (8.4)     (9.2)     (8.0)    (34.4)
                --------  --------  --------  --------  --------
Total           $   71.6  $  115.7  $   57.3  $  173.3  $  417.9
                ========  ========  ========  ========  ========



                                              December 31, 1995
                                              ------------------
                                               Three     Twelve
                                               months    months
                                              --------  --------
Revenues
HES                                           $  741.9  $2,623.4
Landmark                                          50.2     184.2
BRES                                             169.4     796.4
                                              --------  --------
Energy Services                                  961.5   3,604.0
Engineering and
Construction Services                            626.1   2,278.9
                                              --------  --------
Total                                         $1,587.6  $5,882.9
                                              ========  ========

Operating income
HES                                           $  102.1  $  313.7
Landmark                                           8.1      26.1
BRES                                               3.6      58.4
                                              --------  --------
Energy Services                                  113.8     398.2
Engineering and
Construction Services                             19.3      44.6
Special charges                                      -      (8.4)
General corporate                                (11.6)    (33.5)
                                              --------  --------
Total                                         $  121.5  $  400.9
                                              ========  ========

 * Restated for Landmark Graphics Corporation and realignment of business segments.

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